LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

September 11, 2006

VIA EDGAR

Jay Webb

Review Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	MEMC Electronic Materials, Inc.

Form 8-K filed August 10, 2006

File No. 1-13828

Dear Mr. Webb:

This letter sets forth the responses of MEMC Electronic Materials, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 29, 2006, with respect to the above referenced Current Report on Form 8-K. We have duplicated below the comments set forth in the comment letter and have provided MEMC’s responses following the Staff’s comments.

Form 8-K filed August 10, 2006

1.

We see that you have been unable to file your Forms 10-Q for the quarters ended March 31 and June 30, 2006. We also see you plan to file such reports before the end of your third fiscal quarter of 2006. Please update us about the current status of these filings. Please describe to us the nature of any errors discovered during these interim periods and how they are affecting the timeliness of your filings. For any errors identified, please tell us how each error impacted management’s conclusions regarding the effectiveness of their disclosure controls and procedures, and tell us of any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future errors of a similar nature. We may have additional comments after reviewing your response.

In response to the Staff’s request for an update on the current status of the Company’s Forms 10-Q for the first and second quarters of 2006, the Company is on track to file these reports before September 30, 2006. What has affected the timeliness of these filings was the need to complete the preparation, review and audit of the Company’s 2005 financial statements.

All of the Company’s financial reporting personnel and the Company’s outside auditors were committed to completion of the 2005 audit and filing of the 2005 financial statements until August 10, 2006 when the Forms 10-Q/A for the first and second quarters of 2005, Form 10-Q for the third

Jay Webb

September 11, 2006

quarter of 2005 and the Form 10-K for 2005 were filed with the SEC. At that time the Company’s personnel began to generate the Forms 10-Q for the first and second quarters of 2006.

Prior to August 10, 2006, in order to furnish the public with management’s best information with respect to the preliminary financial results for those quarters, the Company issued press releases after the close of each 2006 quarter (and filed related Item 2.02 Form 8-Ks on April 26, 2006 and July 26, 2006). Preliminary information released in April 2006 which related to the 2006 first quarter was updated in July 2006 when the Company issued its release relating to the 2006 second quarter.

The only expected change in the 2006 Form 10-Qs from that previously furnished on Form 8-K in July 2006 is a balance sheet reclassification in the 2006 first quarter of approximately $30 million of a tax deferred asset from short term to long term. This does not affect the Company’s statements of operations or cash flows. This change, which was made in late August 2006 as part of the regular Form 10-Q preparation process, has not impacted in any way the timeliness of the filings. Given the nature of this issue and its detection by the Company during the normal Form 10-Q preparation process, a change in the Company's internal control over financial reporting relating to this will not be required.

As for management’s conclusions regarding the effectiveness of disclosure controls and procedures, management expects that in the first two quarterly reports of 2006 it will be concluding that at the end of the respective reporting periods disclosure controls and procedures were not effective. The reason for this conclusion is that, during this time as the Company continued its work relating to 2005, the Company was still identifying and remediating deficiencies and weaknesses in its internal control over financial reporting. All of these were disclosed in full in management’s 404 report filed with the 2005 Form 10-K on August 10, 2006. At that time, changes in the Company’s internal control over financial reporting were also disclosed. Management will update those disclosures as appropriate in response to Item 4 of Form 10-Q. While management has implemented and continues to implement its remediation efforts, management believes it will take multiple quarters of effective application of the control activities (including adequate testing of those control activities) before management can conclude that its disclosure controls and procedures are effective. Appropriate disclosure will be made in the Company’s filings in this regard.

* * * *

Jay Webb

September 11, 2006

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle